

December 29, 2011

Via mail
Irene Lin Bian
Acorn International, Inc.
18/F, 20th Building
487 Tianlin Road
Shanghai 200233
People's Republic of China

> **Re:** **Acorn International, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 27, 2011**
> **Form 6-K for the month of October 2011**
> **Filed October 21, 2011**
> **File No. 1-33429**

Dear Mrs. Bian:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 7. Major Shareholders and Related Party Transactions, page 105

B. Related Party Transactions, page 105

1. Please ensure that you provide the information required by Item 7B. of Form 20-F with respect to transactions between the company and key management personnel and/or individuals owning a voting interest in you that gives them significant influence over you. Your current disclosure refers to "certain of [y]our employees or their family members," however, we note the exclusive partnership agreement you entered into with Global Infomercial Services, Inc., a company controlled by your Chairman of the Board

and a significant shareholder. Please tell us what your disclosure will look like in future filings with respect to this transaction or any similar transactions. Please also file this agreement as an exhibit to your Form 20-F, pursuant to Item 19 of Form 20-F.

Item 15T. Controls and Procedures, page 120

Disclosure controls and procedures, page 120

2. We note you state that your disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Management's Report on Internal Control over Financial Reporting, page 120

3. Management's conclusion regarding your internal control over financial reporting is distinct from, and in addition to, your disclosure controls and procedures conclusion. Please amend your Form 20-F filing to state whether or not management concluded that your internal control over financial reporting was not effective as of December 31, 2010. Refer to Item 15(b)(3) of Form 20-F.

4. We note you did not include an auditor's attestation report regarding your internal controls over financial reporting. Further, you indicated that you were a non-accelerated filer on the facing page of the Form 20-F. Please explain to us how you concluded you were a non-accelerated filer. Refer to Exchange Act Rule 12-b2 and SEC Release No. 33-9142 which can be found at: http://www.sec.gov/rules/final/2010/33-9142.pdf.

2. Summary of principal accounting policies, page F-13

(e) Cash and cash equivalents, page F-15

5. Refer to your accounting policy for cash equivalents on page F-15. Tell us and disclose your accounting policy with regard to potential usage restrictions for cash balances held by your consolidated PRC variable interest entities. See ASC 210-10-S99 for guidance.

6. To the extent applicable, disclose amounts that cannot be withdrawn without prior notice or penalty from the PRC as of the balance sheet date. Disclose the basis for your conclusion regarding whether foreign currency restrictions are considered to be a usage restriction for the registrant. Further, disclose the amount of penalties that may be

incurred in the event that cash balances are utilized by the registrant for purposes outside the PRC as of the balance sheet date. See ASC 305-10-20 for guidance.

(p) Revenue Recognition, page F-19

7. Please tell us and disclose how your membership based loyalty program works including whether there are any expiration dates for the points or time period over which points must be redeemed, or how points are redeemed and if there is a membership fee for registered members. Tell us and disclose the accounting implications resulting from these features including how you accrue for partially earned membership award points, to the extent applicable.

Exhibit 12.1

8. Refer to your letter to the Staff dated July 29, 2010. In this letter you agreed to revise your future Chief Executive Officer and Chief Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with the instructions for Exhibit 12 within Item 19; and remove the titles of the certifying officers at the beginning of the certifications. We note you have not made these revisions in your fiscal 2010 certifications. Please amend your filing to include the revised certifications.

Form 6-K dated October 21, 2011

9. We note your indication that the shareholders of the company approved the re-election of Mr. Andrew Y. Yan and Mr. Wang Jing, as well as the election of Mr. Gordon Wang and Mr. Eric He. Considering the disclosure in your Form 20-F indicates on page 100 that only the terms of Messrs. Yan and Wang expired this year and the Notice of Annual General Meeting of Shareholders dated September 16, 2011 makes no mention of the election of 2 additional directors, please tell us how these two additional directors were elected and whether and where you have disclosed additional information about them to your shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 or Mara Ransom, Assistant Director, at (202) 551- 3264 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief